Exhibit 99.1

For more information,
please see Kinross’ Q3 2009
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE
Kinross reports third quarter 2009 results
Margins, cash flow remain strong

Toronto, Ontario, November 2, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the third quarter ended September 30, 2009.

This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 6 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Highlights

●
Gold equivalent production1 in the third quarter 2009 was 537,440 gold equivalent ounces, a decrease of 3% over the same period last year. Production for the first nine months of 2009 was 1,624,807 ounces, an increase of 26% over the same period last year.

●
Revenue for the quarter was $582.3 million, compared with $503.7 million in the third quarter of 2008, an increase of 16%, while revenue for the first nine months was $1.7 billion, a 51% increase year-over-year. The average realized gold price was $956 per ounce sold compared with $857 per ounce sold in the third quarter of 2008. Kinross’ attributable margin per ounce sold2 was $492, an increase of 9% year-over-year.

●	Cost of sales per gold equivalent ounce3 was $464, an increase of 14% compared with Q3 2008. Cost of sales per gold ounce on a by-product basis was $421, compared with $362 the previous year.

●
Cash flow from operating activities before changes in working capital4 was $203.0 million, or $0.29 per share, compared with $183.2 million, or $0.29 per share, over the same period last year. Cash flow from operating activities before changes in working capital was $645.0 million, or $0.93 per share, for the first nine months of 2009.

●
Adjusted net earnings4 were $1.7 million or $0.0 per share, compared with $83.4 million or $0.13 per share for the same period last year. Adjusted net earnings for the first nine months of 2009 were $156.3 million or $0.23 per share. Reported net loss was $21.5 million, or $0.03 per share, compared with net earnings of $64.7 million, or $0.10 per share, for the third quarter of 2008. Both adjusted net earnings and reported net loss include a future income tax expense of $58.6 million on foreign exchange gains related to Paracatu’s U.S. dollar debt.

●
As previously disclosed, the Company has revised its 2009 production guidance and now expects to produce approximately 2.2 million gold equivalent ounces, primarily due to lower than expected production at the Paracatu expansion. Cost of sales per gold equivalent ounce is expected to be slightly higher at $435-450, primarily due to lower than expected production at the Paracatu expansion.

●	The Company started heap leaching at the Fort Knox project in the third quarter, and gold production has commenced on schedule.

●
Kinross continues to make progress at its new development projects. A pre-feasibility study is expected to be completed at Lobo-Marte by year-end, and work continues to obtain final authorization from the Ecuadorian government to recommence infill drilling at Fruta del Norte. The Company is in the process of reviewing and optimizing the draft feasibility study on Cerro Casale with its partner. The Maricunga expansion project is proceeding to a feasibility study which will focus on the option of increasing throughput and production at the existing operation by approximately 50%.

1 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
2 Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.
3 Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.
4 Reconciliation of non-GAAP financial measures is located on pages 7 and 8 of this news release.

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to the third quarter 2009 results.

"While revenue and cash flow before changes in working capital were higher than the previous year, we are disappointed by other aspects of our results for the third quarter, as they are below our expectations. Challenges at our Paracatu expansion project had a significant impact on our overall production and cost per ounce in the quarter, and we have reduced our overall 2009 production guidance by approximately 6%. We are working diligently to bring performance and production at Paracatu closer to plant design levels by improving flotation and blending mill feed with softer ore, as well as exploring options to increase grinding capacity.

“Our cash flow per share from operations before changes in working capital remained strong, at $0.29, while our margin per ounce sold was up by 9% year-over-year. Comparing the first nine months of 2009 to 2008, production was up by 26%, and cash flow per share before changes in working capital increased by 45%.

“At the Fort Knox project, we began heap leaching in the third quarter and produced first gold on schedule. We are advancing our development projects at Lobo-Marte, Fruta del Norte, and Cerro Casale, and have moved to a feasibility study for our Maricunga expansion project, focused on increasing mine production by 50%.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in millions, except per share and per ounce amounts)	2009	2008	2009	2008
Total(a) gold equivalent ounces(b) - produced	591,067	620,342	1,801,281	1,375,320
Total gold equivalent ounces - sold	608,574	590,522	1,850,475	1,278,019

Attributable(c) gold equivalent ounces - produced	537,440	551,510	1,624,807	1,289,326
Attributable(c) gold equivalent ounces - sold	554,232	533,614	1,664,647	1,221,111

Metal sales	$582.3	$503.7	$1,713.1	$1,132.6
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$271.6	$229.6	$776.1	$552.1
Accretion and reclamation expense	$4.7	$4.3	$13.9	$12.9
Depreciation, depletion and amortization	$109.7	$88.9	$337.9	$164.2
Operating earnings	$124.6	$136.7	$419.7	$293.3
Net earnings (loss)	$(21.5)	$64.7	$74.3	$161.6
Basic earnings (loss) per share	$(0.03)	$0.10	$0.11	$0.26
Diluted earnings (loss) per share	$(0.03)	$0.10	$0.11	$0.26
Adjusted net earnings (d)	$1.7	$83.4	$156.3	$187.0
Adjusted net earnings per share (d)	$0.00	$0.13	$0.23	$0.30
Cash flow provided from (used for) operating activities	$141.9	$206.0	$479.1	$242.6
Cash flow before changes in working capital (d)	$203.0	$183.2	$645.0	$393.1
Cash flow before changes in working capital per share (d)	$0.29	$0.29	$0.93	$0.64
Average realized gold price per ounce	$956	$857	$926	$888
Consolidated cost of sales per equivalent ounce sold (e)	$446	$389	$419	$432
Attributable(c) cost of sales per equivalent ounce sold (e)	$464	$406	$439	$441
Attributable cost of sales per ounce sold on a by-product basis (f)	$421	$362	$391	$388

(a)	"Total" includes 100% of Kupol production.

(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2009 was 65.35:1, compared with 57.77:1 for the third quarter of 2008 and for the first nine months of 2009 was 67.96:1, compared with 54:05:1  for the first nine months of 2008.

(c)	"Attributable" includes Kinross' share of Kupol production (75%) only.

(d)
"Adjusted net earnings", "Adjusted net earnings per share", "Cash flow before changes in working capital" and "Cash flow before changes in working capital per share" are non-GAAP measures.  The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	"Consolidated cost of sales per ounce" is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(f)
"Attributable cost of sales per ounce on a by-product basis" is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

p. 2 Kinross reports third quarter 2009 results	www.kinross.com

Kinross produced 537,440 gold equivalent ounces in the third quarter of 2009, a 3% decrease over the 551,510 gold equivalent ounces produced in the third quarter of 2008.

Cost of sales per gold equivalent ounce was $464 compared with $406 per ounce for Q3 2008, an increase of 14%. Cost of sales per gold ounce on a by-product basis was $421 compared with $362 the previous year, based on third quarter 2009 attributable gold sales of 513,492 ounces and attributable silver sales of 2,662,394 ounces.

Revenue from metal sales was $582.3 million, compared with $503.7 million during the same period in 2008, an increase of 16%. The average realized gold price was $956 per ounce, compared with $857 per ounce for the third quarter of 2008. Kinross’ margin per gold equivalent ounce sold was $492, an increase of 9% compared with the third quarter of 2008, reflecting a higher gold price for the quarter.

Cash flow from operating activities before changes in working capital4 was $203.0 million, or $0.29 per share, compared with $183.2 million, or $0.29 per share, for the third quarter of 2008, while debt was reduced by $95.6 million in the quarter. Cash and short-term investments were $533.6 million at September 30, 2009 compared with $525.1 million at December 31, 2008.

Adjusted net earnings4 were $1.7 million or $0.0 per share, compared with adjusted net earnings of $83.4 million, or $0.13 per share, for the same period last year.  Adjustments to net earnings do not include the impact of a future income tax expense of $58.6 million resulting from foreign exchange gains on Paracatu’s U.S. dollar debt. Reported net loss was $21.5 million, or $0.03 per share, compared with net earnings of $64.7 million, or $0.10 per share, for the third quarter of 2008.

Capital expenditures were $140.5 million, a decrease of 28% from the same period last year. Exploration and business development expense was $22.2 million, with expensed exploration at $17.3 million and capitalized exploration at $4.8 million.

Operating results

In Chile, the Maricunga and La Coipa operations produced 100,915 gold equivalent ounces at a cost of sales of $487 per ounce, compared with 102,192 gold equivalent ounces at a cost of sales of $576 per ounce for Q3 2008. Gold equivalent ounces sold were down 9% year-over-year. At Maricunga, the cost of sales per ounce was $518 compared to $572, a year-over-year reduction of 9%.

In Brazil, the Paracatu and Crixás operations produced 106,155 gold equivalent ounces at a cost of sales of $696 per ounce, compared with 70,207 gold equivalent ounces and cost of sales of $389 per ounce for the same period last year. Gold equivalent ounces sold increased by 51% year-over-year, as the Paracatu expansion plant produced at a higher rate in the third quarter of 2009 compared to 2008. At the Paracatu expansion plant, production increased slightly over the second quarter of 2009 but was lower than expected, while costs were higher than expected, due to ongoing challenges in achieving targeted recovery levels while maintaining targeted throughput levels, as previously disclosed. In the third quarter, the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) granted the installation permit (LI) to commence construction of the new Eustaquio tailings dam, and construction of the new dam has commenced. Work has also commenced on the San Antonio dam expansion, known as the Lift 20 project, which is expected to be completed in the fourth quarter of 2010.

In the U.S., the Fort Knox, Round Mountain and Kettle River-Buckhorn operations’ gold equivalent production was 169,490 ounces at a cost of sales of $480 per ounce, compared with 164,252 gold equivalent ounces at a cost of sales of $444 per ounce.  Gold equivalent ounces sold increased by 7% year-over-year, as Kettle River-Buckhorn, now in full production, was not producing in Q3 2008. At Fort Knox, production was negatively impacted by geotechnical complications in two areas of the pit wall. Modifications were made to the mine plan to improve stability in these areas so that production is focused on higher grade, but harder, portions of the ore body.

Heap leaching began at Fort Knox in the third quarter and initial gold production commenced in the fourth quarter. Application of the process solution was delayed by one month due to the impact of inclement weather on completion of the heap liner installation. In order to avoid freezing of the pile over the first winter it is planned to stop stacking ore at very low temperatures.

In Russia, Kinross’ share of production at the Kupol mine was 160,880 gold equivalent ounces, including 139,414 ounces of gold and 1,402,817 ounces of silver. In Q3 2008, Kinross’ share of production was 206,495 gold equivalent ounces, including 174,656 ounces of gold and 1.8 million ounces of silver. Third quarter production at Kupol was negatively impacted by ground stability issues, and by lower grades.  Cost of sales was $278 per ounce, compared to $231 for Kupol for the same period last year. Gold equivalent ounces sold from Kupol were down 5% year-over-year, primarily due to lower production. Ground control conditions have required a modification to the existing stope design and a modification of mining methodology to minimize ground control concerns in the summer months. This plan is currently being developed, and will likely result in slightly reduced production and slightly higher costs per ounce than originally planned for 2010.

p. 3 Kinross reports third quarter 2009 results	www.kinross.com

Economic completion under the Kupol project financing was achieved in September 2009. This released EastWest Gold from its guarantee, released a $25 million letter of credit, and required Chukotka Mining and Geological Company (CMGC) to repay $89 million in third-party debt and pay a $100 million dividend, of which $75 million was paid to Kinross and $25 million was paid to the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab).

Project update and new developments
The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 6 of this news release.

Lobo-Marte

The initial pre-feasibility study at Lobo-Marte which commenced in June is expected to be completed by year-end. Metallurgical testing has started for the Lobo deposit and results are expected by year-end to support the pre-feasibility study. Engineering and consulting firms have been retained for environmental impact analysis and preparation of project permit documents. Engineering work is progressing as planned.

Fruta del Norte

During the third quarter the Company continued work at its Fruta del Norte project. Fieldwork at the site consisted of environmental baseline studies, activation of water treatment systems, reconstruction of a key bridge on the access road, health and safety training, and education programs for the workforce. The land acquisition program continued to advance, while engineering and metallurgical studies also moved ahead.

The Company is continuing to work with the Ministry of Non-Renewable Natural Resources to obtain final authorization to recommence its infill drilling campaign. The Ministry has advised mining companies that the regulations to the new Ecuadorian Mining Law are scheduled to be issued in early November 2009. It is anticipated that the release of the regulations will facilitate the restart of large scale mining activity in the country.

Cerro Casale

The Company is now in the process of reviewing and optimizing the draft feasibility study on Cerro Casale with Barrick Gold and the technical committee that oversaw the work. The Company expects to release details of the study and file a technical report in the first quarter of 2010, including overall project economics, assumptions, and recommendations. Based on configuration updates currently under review, capital expenditures may be slightly higher than previously indicated and operating expenses slightly lower. However, continued optimization of the project could result in different dynamics. In parallel, permitting and engineering development work is continuing, and the Company expects to spend approximately $50 million in 2010 to support advancing the project.

Maricunga expansion

At Maricunga, an analysis was completed as part of the preliminary feasibility study to define the best option to increase production given the current ore reserve base. The most attractive option involves a 50% increase in ore processing through increasing the capacity of the existing crushing plant and construction of a new primary crusher. With an expansion option defined, the Company has begun an environmental impact analysis and expects to complete a feasibility study in the first half of 2010.

Round Mountain expansion

The Company is progressing with plans to expand the existing Round Mountain pit and heap leach facility, which may extend the current life of mine by up to seven years. A draft environmental impact statement (EIS) was issued at the end of July 2009 and a final EIS is expected to be completed during the first half of 2010. State and local permitting is proceeding as expected, and approvals are also expected during the first half of 2010. A feasibility study for the Gold Hill portion of the expansion is scheduled for completion in the second quarter of 2010.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 6 of this news release.

As previously disclosed, the Company has revised its production guidance and now expects to produce approximately 2.2 million gold equivalent ounces for the full year 2009, primarily due to lower than expected production at the Paracatu expansion. Based on year-to-date results, the Company expects cost of sales per gold equivalent ounce guidance to be $435-450.

p. 4 Kinross reports third quarter 2009 results	www.kinross.com

The Company is revising its regional guidance for Brazil, where production for the full year 2009 is now expected to be 420,000–440,000 gold equivalent ounces at an average cost of sales of $645-670 per ounce. Guidance for all other regions remains as previously stated in the January 7, 2009 news release.

On a by-product accounting basis, Kinross now expects to produce 2.1 million ounces of gold and 12 million ounces of silver. Cost of sales per gold ounce on a by-product accounting basis is expected to be approximately $385–400.

Kinross currently expects its gold equivalent production in 2010 to be similar to its revised forecast for 2009 production. The Company plans to issue comprehensive guidance on 2010 production and costs in January 2010.

Conference call details

Kinross will hold a conference call and audio webcast on Tuesday, November 3, 2009 at 8:30 a.m. ET to discuss the third quarter results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):
Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ third quarter 2009 unaudited Financial Statements and the  Management’s Discussion and Analysis report at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

p. 5 Kinross reports third quarter 2009 results	www.kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies being consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release  are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this  news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a ‘‘qualified person’’ within the meaning of National Instrument 43-101.

p. 6 Kinross reports third quarter 2009 results	www.kinross.com

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures are meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are either non-recurring, or recurring, but of a nature which are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance.  The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Net earnings (loss) - GAAP	$(21.5)	$64.7	$74.3	$161.6
		.
Adjusting items:
Foreign exchange losses	35.0	(30.6)	86.9	(0.7)
Non-hedged derivatives losses (gains)	1.5	(11.6)	-	(24.4)
Losses (gains) on sale of assets and investments - net	1.0	(18.4)	0.3	(28.9)
Litigation reserve adjustment	(18.5)	19.1	(18.5)	19.1
Impairment	-	60.2	-	60.3
Taxes in respect of prior years	4.2	-	13.3	-
	23.2	18.7	82.0	25.4
Net earnings - Adjusted	$1.7	$83.4	$156.3	$187.0
Weighted average number of common shares outstanding - Basic	695.0	626.1	690.0	618.4
Net earnings per share - Adjusted	$0.00	$0.13	$0.23	$0.30

The Company makes reference to a non-GAAP measure for cash flow before changes in working capital and cash flow before changes in working capital per share.  Cash flow before changes in working capital is defined as cash flow provided from operating activities before changes in operating assets and liabilities. Working capital can be volatile due to numerous factors.  Examples include the timing of tax payments and, in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding working capital changes, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company since it excludes the impact of timing issues.  The following table provides a reconciliation of cash flow from operations to cash flow from operations before working capital:

	GAAP to Cash Flow Before Working Capital Reconciliation
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Cash flow provided from (used for) operating activities - GAAP	$141.9	$206.0	$479.1	$242.6

Adjusting items:
Accounts receivable and other assets	14.6	15.1	65.0	53.8
Inventories	25.8	36.5	75.2	115.5
Accounts payable and other liabilities	20.7	(74.4)	25.7	(18.8)
	61.1	(22.8)	165.9	150.5
Cash flow from operations before working capital	$203.0	$183.2	$645.0	$393.1
Weighted average number of common shares outstanding - Basic	695.0	626.1	690.0	618.4
Cash flow from operations before working capital changes per share	$0.29	$0.29	$0.93	$0.64

p. 7 Kinross reports third quarter 2009 results	www.kinross.com

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Cost of sales	$271.6	$229.6	$776.1	$552.1
Less: portion attributable to Kupol non-controlling interest	(14.6)	(13.2)	(45.0)	(13.2)
Less: attributable silver sales	(40.9)	(41.3)	(133.3)	(117.9)
Attributable cost of sales net of silver by-product revenue	$216.1	$175.1	$597.8	$421.0

Gold ounces sold	560,536	531,032	1,690,526	1,133,731
Less: portion attributable to Kupol non-controlling interest	(47,044)	(47,824)	(162,744)	(47,824)
Attributable gold ounces sold	513,492	483,208	1,527,782	1,085,907
Attributable cost of sales per ounce sold on a by-product basis	$421	$362	$391	$388

p. 8 Kinross reports third quarter 2009 results	www.kinross.com

Review of operations

Three months ended September 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2009	2008	2009	2008	2009	2008	2009	2008

Fort Knox	60,629	100,969	60,935	101,729	$36.0	$45.1	$591	$443
Round Mountain	59,375	63,283	59,007	64,259	31.2	28.6	529	445
Kettle River - Buckhorn (a)	49,486	-	57,832	-	18.1	-	313	-
US Total	169,490	164,252	177,774	165,988	85.3	73.7	480	444

Kupol (100%) (b)	214,507	275,327	217,367	227,632	60.0	52.6	276	231
Julietta (d)	-	8,364	-	8,364	-	7.9	-	945
Russia Total	214,507	283,691	217,367	235,996	60.0	60.5	276	256

Paracatu	85,772	47,641	84,720	47,500	64.7	19.8	764	417
Crixás	20,383	22,566	22,176	23,363	9.7	7.8	437	334
Brazil Total	106,155	70,207	106,896	70,863	74.4	27.6	696	389

La Coipa (c)	43,662	48,879	50,127	56,877	22.7	33.0	453	580
Maricunga	57,253	53,313	56,410	60,798	29.2	34.8	518	572
Chile Total	100,915	102,192	106,537	117,675	51.9	67.8	487	576

Operations Total	591,067	620,342	608,574	590,522	$271.6	$229.6	$446	$389
Less Kupol non-controlling interest (25%)	(53,627)	(68,832)	(54,342)	(56,908)	(14.6)	(13.2)
Attributable	537,440	551,510	554,232	533,614	$257.0	$216.4	$464	$406

Nine months ended September 30,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2009	2008	2009	2008	2009	2008	2009	2008

Fort Knox	176,646	251,972	173,802	254,403	$103.5	$114.8	$596	$451
Round Mountain	160,873	192,457	162,905	190,988	85.8	85.5	527	448
Kettle River - Buckhorn (a)	111,192	-	120,407	-	37.1	-	308	-
US Total	448,711	444,429	457,114	445,391	226.4	200.3	495	450

Kupol (100%) (b)	705,895	343,976	743,314	227,632	187.3	52.6	252	231
Julietta (d)	-	41,094	-	41,099	-	32.3	-	786
Russia Total	705,895	385,070	743,314	268,731	187.3	84.9	252	316

Paracatu	245,975	138,215	249,538	142,115	177.3	62.8	711	442
Crixás	52,624	65,506	53,487	64,906	23.0	20.3	430	313
Brazil Total	298,599	203,721	303,025	207,021	200.3	83.1	661	401

La Coipa (c)	174,384	170,148	173,685	185,472	71.1	88.3	409	476
Maricunga	173,692	171,952	173,337	171,404	91.0	95.5	525	557
Chile Total	348,076	342,100	347,022	356,876	162.1	183.8	467	515

Operations Total	1,801,281	1,375,320	1,850,475	1,278,019	$776.1	$552.1	$419	$432
Less Kupol non-controlling interest (25%)	(176,474)	(85,994)	(185,828)	(56,908)	(45.0)	(13.2)
Attributable	1,624,807	1,289,326	1,664,647	1,221,111	$731.1	$538.9	$439	$441

(a) Kettle River - Buckhorn began operations in the fourth quarter of 2008.
(b) Kupol began operations in the second quarter of 2008.
(c) Cost of sales per ounce for the first nine months of 2008 includes $48 related to the increase in inventory volume due to the asset swap transaction.
(d)The Julietta mine was disposed of on August 16, 2008.

p. 9 Kinross reports third quarter 2009 results	www.kinross.com

Consolidated balance sheets

(Unaudited expressed in millions of United States dollars, except share amounts)
	As at
	September 30,	December 31,
	2009	2008

Assets
Current assets
Cash, cash equivalents and short-term investments	$533.6	$525.1
Restricted cash	60.5	12.4
Accounts receivable and other assets	186.0	126.5
Inventories	505.3	437.1
Unrealized fair value of derivative assets	47.2	23.8
	1,332.6	1,124.9
Property, plant and equipment	5,057.0	4,748.0
Goodwill	1,181.9	1,181.9
Long-term investments	236.6	185.9
Future income and mining taxes	3.7	33.9
Unrealized fair value of derivative assets	11.3	8.7
Deferred charges and other long-term assets	104.9	104.2
	$7,928.0	$7,387.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$234.2	$246.3
Current portion of long-term debt	145.8	167.1
Current portion of reclamation and remediation obligations	7.8	10.0
Current portion of unrealized fair value of derivative liabilities	100.0	128.1
	487.8	551.5
Long-term debt	612.4	783.8
Other long-term liabilities	651.1	586.6
Future income and mining taxes	700.9	622.3
	2,452.2	2,544.2
Non-controlling interest	107.3	56.3
Convertible preferred shares of subsidiary company	-	10.1
Common shareholders' equity
Common share capital and common share purchase warrants	6,443.2	5,873.0
Contributed surplus	165.8	168.5
Accumulated deficit	(1,073.7)	(1,100.2)
Accumulated other comprehensive loss	(166.8)	(164.4)
	5,368.5	4,776.9

	$7,928.0	$7,387.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	695,744,099	659,438,293

p. 10 Kinross reports third quarter 2009 results	www.kinross.com

Consolidated statement of operations

Unaudited (expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue
Metal sales	$582.3	$503.7	$1,713.1	$1,132.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	271.6	229.6	776.1	552.1
Accretion and reclamation expense	4.7	4.3	13.9	12.9
Depreciation, depletion and amortization	109.7	88.9	337.9	164.2
	196.3	180.9	585.2	403.4
Other operating costs	18.7	0.3	34.6	(5.6)
Exploration and business development	22.2	19.2	48.9	43.6
General and administrative	30.8	24.7	82.0	72.1
Operating earnings	124.6	136.7	419.7	293.3
Other expense - net	(35.5)	(29.6)	(118.5)	(36.2)
Earnings before taxes and other items	89.1	107.1	301.2	257.1
Income and mining taxes expense - net	(89.1)	(26.5)	(143.8)	(72.7)
Equity income (losses) of associated companies - net	0.3	(0.4)	(6.4)	(7.6)
Non-controlling interest	(21.8)	(15.4)	(76.7)	(14.7)
Dividends on convertible preferred shares of subsidiary	-	(0.1)	-	(0.5)
Net earnings (loss)	$(21.5)	$64.7	$74.3	$161.6

Earnings (loss) per share
Basic	$(0.03)	$0.10	$0.11	$0.26
Diluted	$(0.03)	$0.10	$0.11	$0.26
Weighted average number of common shares outstanding (millions)
Basic	695.0	626.1	690.0	618.4
Diluted	695.0	631.1	694.7	623.4

p. 11 Kinross reports third quarter 2009 results	www.kinross.com

Consolidated statements of cash flows

Unaudited (expressed in millions of United States dollars)
	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(21.5)	$64.7	$74.3	$161.6
Adjustments to reconcile net earnings (loss) to net cash provided from
(used in) operating activities:
Depreciation, depletion and amortization	109.7	88.9	337.9	164.2
Accretion and reclamation expenses	4.7	4.3	13.9	12.9
Accretion of convertible debt and deferred financing costs	4.3	4.1	12.7	11.1
Losses (gains) on disposal of assets and investments - net	1.0	41.9	0.3	31.4
Equity income (losses) of associated companies	(0.3)	0.4	6.4	7.6
Non-hedge derivative losses (gains) - net	1.5	(14.1)	-	(23.5)
Future income and mining taxes	53.3	2.1	25.5	16.1
Non-controlling interest	21.8	15.4	76.7	14.7
Stock-based compensation expense	6.5	5.9	20.3	16.6
Foreign exchange gains (losses) and Other	22.0	(30.4)	77.0	(19.6)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(14.6)	(15.1)	(65.0)	(53.8)
Inventories	(25.8)	(36.5)	(75.2)	(115.5)
Accounts payable and other liabilities	(20.7)	74.4	(25.7)	18.8
Cash flow provided from operating activities	141.9	206.0	479.1	242.6
Investing:
Additions to property, plant and equipment	(140.5)	(194.1)	(343.7)	(569.1)
Asset purchases - net of cash acquired	-	33.4	(41.4)	33.4
Proceeds from the sale of long-term investments and other assets	-	(1.9)	0.1	(26.3)
Reductions (additions) to long-term investments and other assets	3.1	4.7	(172.5)	10.3
Proceeds from the sale of property, plant and equipment	-	18.2	0.3	28.4
Reductions (additions) to short-term investments	69.7	226.7	(1.5)	(4.7)
Increase in restricted cash	(58.2)	(16.4)	(48.0)	(15.9)
Other	(12.3)	0.6	(12.4)	0.3
Cash flow provided from (used for) investing activities	(138.2)	71.2	(619.1)	(543.6)
Financing:
Issuance of common shares	-	-	396.4	-
Issuance of common shares on exercise of options and warrants	10.4	0.6	23.0	29.4
Increase in debt	44.4	-	49.8	117.9
Proceeds from issuance of convertible debentures	-	-	-	449.9
Debt issuance costs	-	-	-	(1.6)
Repayment of debt	(144.6)	(15.0)	(230.3)	(70.5)
Dividends paid to common shareholder	(34.6)	(26.2)	(62.4)	(51.2)
Dividends paid to Non-controlling shareholder	(25.8)	-	(25.8)	-
Settlement of derivative instruments	(5.8)	(2.1)	(14.3)	(11.0)
Cash flow provided from (used for) financing activities	(156.0)	(42.7)	136.4	462.9
Effect of exchange rate changes on cash	4.3	(7.3)	10.6	(7.5)
Increase (decrease) in cash and cash equivalents	(148.0)	227.2	7.0	154.4
Cash and cash equivalents, beginning of period	645.6	473.4	490.6	551.3
Cash and cash equivalents, end of period before assets held for sale	$497.6	$700.6	$497.6	$705.7
Assets held for sale	-	5.1	-	-
Cash and cash equivalents, end of period	$497.6	$705.7	$497.6	$705.7

Cash and cash equivalents, end of period	$497.6	$705.7	$497.6	$705.7
Short-term investments	36.0	14.6	36.0	14.6
Cash, cash equivalents and short-term investments	$533.6	$720.3	$533.6	$720.3

p. 12 Kinross reports third quarter 2009 results	www.kinross.com

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	('000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A		Q3 2009	100	3,091	0.80	83%	60,629	60,935	36.0	591	31.2	6.0
		Q2 2009	100	3,269	0.74	82%	67,391	63,443	34.3	541	41.9	6.6
	Fort Knox	Q1 2009	100	3,048	0.58	80%	48,626	49,424	33.2	672	23.3	5.7
		Q4 2008	100	3,461	0.80	81%	77,133	76,495	37.6	492	32.8	7.5
		Q3 2008	100	3,815	0.96	80%	100,969	101,729	45.1	443	38.4	8.5
		Q3 2009	50	7,792	0.53	nm	59,375	59,007	31.2	529	8.2	6.4
		Q2 2009	50	5,827	0.58	nm	51,322	52,912	28.6	541	9.0	4.9
	Round	Q1 2009	50	9,668	0.48	nm	50,176	50,986	26.0	510	8.6	4.7
	Mountain	Q4 2008	50	8,219	0.52	nm	54,489	51,664	27.4	530	11.2	4.9
		Q3 2008	50	9,447	0.50	nm	63,283	64,259	28.6	445	7.8	5.3
		Q3 2009	100	82	19.57	95%	49,486	57,832	18.1	313	8.3	19.5
		Q2 2009	100	56	20.26	94%	33,807	27,414	8.2	299	8.2	12.0
	Kettle	Q1 2009	100	47	19.50	94%	27,899	35,161	10.8	307	7.7	10.1
	River	Q4 2008	100	77	12.29	88%	27,036	16,296	5.6	344	11.9	5.8
Russia		Q3 2009	75	293	20.93	95%	214,507	217,367	60.0	276	12.3	48.2
		Q2 2009	75	279	23.80	95%	234,265	271,133	70.1	259	10.0	59.4
	Kupol -	Q1 2009	75	293	24.91	95%	257,123	254,814	57.2	224	6.5	55.6
	100% (5)	Q4 2008	75	286	28.13	95%	282,567	303,958	64.2	211	7.2	71.4
		Q3 2008	75	258	26.62	95%	275,327	227,632	52.6	231	22.4	50.2
		Q3 2009	75	293	20.93	95%	160,880	163,025	45.4	278	9.2	36.2
		Q2 2009	75	279	23.80	95%	175,699	203,350	53.2	262	7.5	49.3
	Kupol (5) (6)	Q1 2009	75	293	24.91	95%	192,842	191,110	43.6	228	4.9	46.3
		Q4 2008	75	286	28.13	95%	211,925	227,968	48.2	211	5.4	59.3
		Q3 2008	75	258	26.62	95%	206,495	170,724	39.4	231	16.8	44.1
		Q3 2009	90	-	-	-	-	-	-	-	-	-
		Q2 2009	90	-	-	-	-	-	-	-	-	-
	Julietta (4)	Q1 2009	90	-	-	-	-	-	-	-	-	-
		Q4 2008	90	-	-	-	-	-	-	-	-	-
		Q3 2008	90	21	10.40	94%	6,855	8,364	7.9	945	0.5	1.2
Brazil		Q3 2009	100	11,087	0.37	68%	85,772	84,720	64.7	764	49.7	10.5
		Q2 2009	100	9,259	0.44	67%	87,458	92,725	64.6	697	24.8	11.9
	Paracatu	Q1 2009	100	8,997	0.42	61%	72,745	72,093	48.0	666	10.3	10.6
		Q4 2008	100	6,051	0.40	64%	49,941	41,000	19.6	478	59.6	5.2
		Q3 2008	100	4,860	0.37	81%	47,641	47,500	19.8	417	93.9	4.4
		Q3 2009	50	303	4.56	92%	20,383	22,176	9.7	437	7.5	2.6
		Q2 2009	50	277	5.03	92%	20,646	17,763	7.5	422	6.3	2.3
	Crixás	Q1 2009	50	202	3.94	90%	11,595	13,548	5.8	428	6.6	1.9
		Q4 2008	50	195	7.44	95%	22,163	21,757	5.9	271	7.0	2.8
		Q3 2008	50	208	7.15	94%	22,566	23,363	7.8	334	5.2	3.0
Chile		Q3 2009	100	903	1.16	84%	43,662	50,127	22.7	453	4.6	11.6
		Q2 2009	100	1,323	1.12	87%	64,482	67,296	26.4	392	3.6	14.6
	La	Q1 2009	100	1,419	1.08	85%	66,240	56,262	22.0	391	4.0	17.0
	Coipa (3)	Q4 2008	100	1,168	1.30	83%	56,145	49,287	26.4	536	5.0	6.5
		Q3 2008	100	1,255	1.00	81%	48,879	56,877	33.0	580	3.5	10.4
		Q3 2009	100	3,885	0.90	nm	57,253	56,410	29.2	518	8.0	4.0
		Q2 2009	100	3,996	0.83	nm	59,674	58,704	30.3	516	13.9	4.6
	Maricunga	Q1 2009	100	3,664	0.87	nm	56,765	58,223	31.5	541	7.0	4.5
		Q4 2008	100	3,920	0.82	nm	51,389	50,478	30.0	594	3.8	4.5
		Q3 2008	100	3,945	0.77	nm	53,313	60,798	34.8	572	4.5	5.5

(1)	Ore processed is to 100%, production and costs are to Kinross' account
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	La Coipa silver grade and recovery were as follows: Q3 (2009) 52.76 g/t 56.7%; Q2 (2009) 55.15g/t 63.0%; Q1 (2009) 64.87g/t 63.6%; YTD (2009) 53.34g/t 61.9%.
(4)	Kinross completed the sale of Julietta on August 16, 2008
(5)	Kupol silver grade and recovery were as follows: Q3 (2009) 235.64 g/t 84%; Q2 (2009) 298.68 g/t 83%; Q1 (2009) 286.70 g/t 82%; YTD (2009) 273.25 g/t 83%.
(6)	Includes Kinross' share of Kupol at 75%.